FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 8, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 EXPLANATORY NOTE

On August 8, 2007 Biomira Inc. issued a press release announcing the signing of amended and restated collaboration and supply agreements related to Stimuvax® with Merck KGaA of Darmstadt, Germany and updating Biomira’s prior financial guidance.  The press release was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report.

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated August 8, 2007.	4

Signature	7

BIOMIRA AND MERCK KGaA SIGN AMENDED AND RESTATED
COLLABORATION AND SUPPLY AGREEMENTS RELATED TO
STIMUVAX®

EDMONTON, ALBERTA, CANADA - August 8, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced the signing of amended and restated collaboration and supply agreements related to Stimuvax® with Merck KGaA of Darmstadt, Germany. The amended agreements restructure the agreements originally signed in 2001, and are based upon the letter of intent signed in January 2006. Stimuvax is an innovative investigational therapeutic cancer vaccine designed to induce an immune response to cancer cells that express MUC1, a protein antigen widely expressed on common cancers.  Merck KGaA currently is conducting a global Phase 3 trial of Stimuvax in patients with unresectable Stage III non-small cell lung cancer (NSCLC).

Under the terms of the restated agreements, Merck will have world wide marketing rights to and will be entirely responsible for the further clinical development of Stimuvax.  Biomira is entitled to development and sales-based milestone payments and a royalty on net sales. Biomira retains responsibility for the manufacture of Stimuvax, including process development and scale-up for commercial manufacturing.  Merck will exclusively purchase Stimuvax from Biomira; with respect to purchases for commercial sales, the purchase price will be subtracted from Biomira’s royalty. The restated agreements provide Biomira with revised payments based on certain milestones related to manufacturing scale-up and process transfer.  Biomira also will receive a payment of U.S. $2.5 million upon clearance of the transaction with the U.S. anti-trust authorities.

“We are pleased to conclude these revised agreements with Merck, enhancing our relationship for this exciting product,” said Dr. Robert L. Kirkman, M.D., President and Chief Executive Officer of Biomira.  “Given the significant clinical and commercial potential for Stimuvax, we believe that Merck KGaA’s expertise and resources in global clinical development, sales and marketing will help to bring this innovative vaccine to as many patients as possible.  Merck KGaA has demonstrated its ability to bring important new cancer therapies to market, and we believe this collaboration will enable robust and efficient development of Stimuvax in NSCLC and, potentially, several additional cancer indications.”

Merck KGaA and its U.S. affiliate, EMD Serono, Inc., currently are conducting a Phase 3 trial of Stimuvax in patients with unresectable Stage III NSCLC. This global trial, known as START (Stimulating Targeted Antigenic Responses To NSCLC) is expected to enroll more than 1,300 patients in approximately 30 countries.  The trial is designed to assess survival in patients receiving best supportive care and Stimuvax compared with patients receiving best supportive care alone.

Financial Guidance

Biomira believes the following financial guidance to be correct as of the date provided. We are providing this guidance as a convenience to investors, and we assume no obligation to update it.

Based on the terms of the restated and amended supply and collaboration agreements with Merck announced herein, Biomira is updating its prior financial guidance.  The restated agreements provide for near-term payments which Biomira believes are sufficient to fund its operations at current levels for approximately an additional six months.  Biomira currently anticipates receiving a substantial portion of these milestones before the end of 2008.  As a result, the Company believes that it currently has sufficient cash resources to last through the end of fiscal 2008.

About the START Trial
The START trial is a randomized, double-blind, placebo-controlled study that will evaluate patients with documented unresectable stage III NSCLC who have had a response or stable disease after at least two cycles of platinum based chemo-radiotherapy. The study has been designed considering scientific advice from the European Medicines Agency (EMEA/CHMP) and has been agreed upon with the U.S. Food and Drug Administration (FDA) through a Special Protocol Assessment (SPA).  Data from a randomized Phase IIb trial described below encouraged the initiation of the Phase III program.

For more information on the START trial, or to find a participating center and eligibility criteria, log on to www.nsclcstudy.com or www.clinicaltrials.gov.

About Stimuvax
Stimuvax is an innovative investigational therapeutic cancer vaccine designed to induce an immune response to cancer cells that express MUC1, a protein antigen widely expressed on common cancers.  MUC1 is over expressed on many cancers such as lung cancer, breast cancer and colorectal cancer. Stimuvax is thought to work by stimulating the body’s immune system to identify and destroy cancer cells expressing MUC1.

A randomized Phase IIb trial was conducted in 171 patients with stage IIIb and IV NSCLC with response or stable disease after first line therapy.  While the overall study results were not statistically significant, in the randomization stratum of patients with stage IIIb locoregional disease, Stimuvax showed a median survival of 30.6 months versus 13.3 months in the control group - an improvement of 17.3 months.  In the Phase IIb trial, side effects were primarily limited to mild-to-moderate flu-like symptoms, GI disturbances, and mild injection site reactions.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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Forward Looking Statements

This press release contains forward looking statements, including, without limitation, statements related to payments Biomira may expect to receive; the therapeutic and commercial potential of Stimuvax®and other drug candidates in Biomira’s pipeline; future clinical development plans; the details of the clinical trials; and the anticipated future size of the market for Stimuvax.  Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira’s current expectations. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, the timing and results of regulatory reviews, the safety and efficacy of Stimuvax, and the possibility of future milestone and royalty payments. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials.  Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

BIOMIRA INC.  2011 - 94 St. Edmonton, AB, Canada  T6N 1H1
Tel:  (780) 450-3761  Fax:  (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: August 8, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor, CGA
Vice President, Finance & Administration and Chief Financial Officer